

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2017

Steven Martindale
Chief Financial Officer
Heritage Insurance Holdings, Inc.
2600 McCormick Drive, Suite 300
Clearwater, Florida 33759

       Re: Heritage Insurance Holdings, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed October 6, 2017
          File No. 001-36462

Dear Mr. Martindale:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.   We note that the issuance of common stock upon conversion of the convertible notes is part of a transaction to facilitate your acquisition of NBIC Holdings, Inc. Because there will be no separate opportunity for shareholders to vote on the acquisition, please revise your disclosure to provide all of the information required by Item 14 of Schedule 14A with respect to the NBIC acquisition or tell us why you believe it is not required. Please refer to Item 14 and Note A of Schedule 14A.

2.   Please include the information required by Item 13(a) of Schedule 14A, as required by Item 11(e) of Schedule 14A, for the common stock being issued in connection with the contemplated transactions or tell us why you believe it is not material.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance